Exhibit 21.1

Subsidiaries of the Registrant

CommScope, Inc.	Delaware (USA)

CommScope, Inc. of North Carolina	North Carolina (USA)

CommScope Technologies LLC	Delaware (USA)

CommScope Holdings Luxembourg S.a.r.l.	Luxembourg

CommScope Holdings Luxembourg II S.a.r.l.	Luxembourg

CS Netherlands C.V.	Netherlands

CommScope Netherlands B.V.	Netherlands

CommScope Asia Holdings B.V.	Netherlands

CommScope Asia (Suzhou) Technologies Co., Ltd.	China

CommScope EMEA Limited	Ireland

CommScope Connectivity Belgium BVBA	Belgium

CommScope Technologies AG	Switzerland

CommScope Connectivity LLC	Minnesota (USA)

Allen Telecom LLC	Delaware (USA)

CommScope Holdings (Germany) GmbH & Co. KG	Germany

Andrew Wireless Systems GmbH	Germany

CommScope Mauritius International Holdings Ltd.	Mauritius

CommScope Telecommunications (China) Co., Ltd.	China